SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau Associate
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

RECEIVED
2007 APR -5 A 8:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34735

March 19, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

07022257

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

PROCESSED
APR 1 1 2007
THOMSON FINANCIAL

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

# Press release

from ASSA ABLOY AB (publ) 19 March 2007 no:6

## ASSA ABLOY publishes Annual Report for 2006

Today, Monday, March 19, ASSA ABLOY has published its Annual Report for 2006. The report is available on ASSA ABLOY's website, www.assaabloy.com.

**Further information can be obtained from**

Martin Hamner, Director of Investor Relations and Group Controller, Tel: + 46 8 506 485 79

ASSA ABLOY

ASSA ABLOY AB (publ), Box 70340, 107 23 Stockholm, Sweden.
Visiting address: Klarabergsviadukten 90. Tel: +46 (0)8 506 485 00, Fax: +46 (0)8 506 485 85.
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

RECEIVED
2007 APR -5 A 8:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Pierre J. Lorieau *Associate*
Direct Dial (212) 632-5536
Direct Fax (212) 307-3350
plorieau@salans.com

File No. 82-34735

March 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission, pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure

cc: (5) Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

# Press Release

from ASSA ABLOY AB (publ) March 15, 2007 no.: 05

## ASSA ABLOY makes acquisitions in the U.S., Israel and the Netherlands

Division Entrance Systems has acquired La Force Associates in the U.S. The company distributes, installs and performs service on automatic doors in the southwestern U.S. where the company has a market-leading position. The company's sales amount to about SEK 80 million annually with 70 employees. The service and installation parts of the business are priority activities for the growth of Entrance Systems.

Division EMEA has signed an agreement to acquire the Israeli company Alba, which manufactures and sells mechanical lock products on the local market. In 2006 the company's sales totaled about SEK 70 million with 65 employees. The acquisition is subject to approval by the Israeli competition authorities. The transaction is expected to be completed in 1–2 months.

Division Global Technologies has signed an agreement to acquire Integrated Engineering in the Netherlands, which develops and sells advanced card readers based on RFID technology. The company, which had sales of about SEK 35 million in 2006, has generated strong growth and has 14 employees.

"One of ASSA ABLOY's strategies is to grow through successful, value-creating acquisitions," says Johan Molin, president and CEO of ASSA ABLOY. "These acquisitions show the great acquisition potential that still exists on our markets."

The total purchase price of these three acquisitions is about SEK 280 million. They are expected to generate a return of about 10% on capital employed in the acquisition year, contributing positively to earnings per share.

**For more information, please contact:**

Martin Hamner, Director of Investor Relations and Group Controller, phone +46 (0)8-506 485 79

ASSA ABLOY

ASSA ABLOY AB (publ), Box 70340, 107 23 Stockholm, Sweden.
Visiting address: Klarabergsviadukten 90. Tel: +46 (0)8 506 485 00, Fax: +46 (0)8 506 485 85.
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

SALANS
ATTORNEYS AT LAW

Rockefeller Center, 620 Fifth Avenue, New York, NY 10020-2457, USA
Tel +1 (212) 632 5500 Fax +1 (212) 632 5555
www.salans.com

Pierre J. Lorieau *Associate*
**Direct Dial** (212) 632-5536
**Direct Fax** (212) 307-3350
plorieau@salans.com



File No. 82-34735

March 28, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

**SUPPL**

Re: ASSA ABLOY AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-34735)-Press Release

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and document furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 632-5536. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Best regards,

Pierre J. Lorieau

Enclosure
cc: Martin Hamner
Nina Svensson, Esq.
Jacob Wahlberg
Robert K. Smits, Esq.

# Press Release

from ASSA ABLOY AB (publ) March 28, 2007 no. 07

## Annual General Meeting in ASSA ABLOY AB – The board proposes global incentive program

**The Board of ASSA ABLOY AB convenes the Annual General Meeting on Thursday April 26, 2007, at 3.00 p.m. in the Auditorium of Moderna Museet at Skeppsholmen in Stockholm. The meeting is, in addition to ordinary matters to be considered at an annual meeting, proposed to approve the recommendation by the Board of Directors to introduce a global incentive program for employees within the ASSA ABLOY Group.**

The new incentive program, Incentive 2007, has been prepared to ensure participation for the new employees in the Group since the latest incentive program. Incentive 2007, which in all material respects will be structured in accordance with the program of 2004, will be open to approximately 28,000 of the Group's employees in approximately 17 countries.

Pursuant to the program, Group employees will be offered the opportunity to acquire shares at market price in a company especially established for the intended purpose, which company shall subscribe for convertible bonds issued by ASSA ABLOY. It is proposed that the convertible bonds will be issued at a nominal value of up to EUR 100 million with a maturity of five years.

The dilution will depend on the ASSA ABLOY share price, which will be established during a measure period of five banking days prior to the date of subscription and payment for the convertible bonds, and the applicable exchange rate (SEK/EUR) but is expected to amount to approximately 1.2 per cent of the share capital and 0.8 per cent of the total number of votes.

The full notice to the shareholders' meeting is attached.

**For more information, please contact:**

Martin Hamner, Director of Investor Relations and Group Controller, phone +46 (0)8-506 485 79

ASSA ABLOY

ASSA ABLOY AB (publ), Box 70340, 107 23 Stockholm, Sweden.
Visiting address: Klarabergsviadukten 90. Tel: +46 (0)8 506 485 00, Fax: +46 (0)8 506 485 85.
www.assaabloy.com

ASSA ABLOY is the global leader in door opening solutions, dedicated to satisfying end-user needs for security, safety and convenience.

# Annual General Meeting of Shareholders in ASSA ABLOY AB

*The shareholders in ASSA ABLOY AB are hereby invited to attend the Annual General Meeting to be held on Thursday 26 April 2007 at 3.00 p.m., in the Auditorium of Moderna Museet, Skeppsholmen, Stockholm.*

## Notice of Attendance

Shareholders who wish to attend the Annual General Meeting must:

*(i)* be recorded in the share register kept by the Swedish Securities Register Centre ("VPC AB") on Friday 20 April 2007,

and

*(ii)* notify ASSA ABLOY AB of their intent to attend the Annual General Meeting on the company's website www.assaabloy.com, or by e-mail to bolagsstamma@assaabloy.com, by telephone +46 8 506 485 00 or by telefax +46 8 506 485 85, or in writing to ASSA ABLOY AB, "AGM", P.O. Box 70340, SE-107 23 Stockholm, Sweden, on Friday 20 April 2007 at the latest.

In order to participate in the Annual General Meeting, shareholders with nominee-registered shares should request their bank or broker to have the shares temporarily owner-registered with VPC AB on Friday 20 April 2007. The shareholders therefore must notify their nominees well before the said date.

When giving notice of attendance, the shareholder shall state name, personal identity number (corporate identification number), address, telephone number, number of shares and names of representatives, if any. The information given in the notice of attendance will be processed and used only in connection with the Annual General Meeting 2007. An entrance card to be shown when registering for the Annual General Meeting will be sent in confirmation of the notice of attendance.

A shareholder represented by a proxy must issue a document authorising the proxy to act on the shareholder's behalf. Proxy to act on behalf of a legal entity must enclose a copy of a registration certificate (or similar documents of authorisation). The documents must not be older than one year. In order to facilitate the entrance to the Annual General Meeting, proxies and documents of authorisation should be submitted to the company at the above stated address on Friday 20 April 2007 at the latest.

## Agenda

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Meeting.
3 Preparation and approval of the voting list.
4. Approval of the Agenda.
5. Election of one or two person(s) to approve the minutes.

6. Determination of compliance with the rules of convocation.
7. Report by the Managing Director, Mr Johan Molin.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the Group Auditor's Report.
9. Resolutions regarding
   a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet;
   b) appropriation of the company's profit according to the adopted Balance Sheet;
   c) record date for dividend;
   d) discharge from liability of the Board of Directors and the Managing Director.
10. Establishment of the number of members and deputy members of the Board of Directors.
11. Establishment of fees to the Board members.
12. Election of Chairman of the Board of Directors, other members and deputy members.
13. Election of members of the Nomination Committee and establishment of the tasks of the Nomination Committee.
14. Determination of guidelines for remuneration to management.
15. Resolution on a directed issue of convertible bonds and approval of an incentive program for employees.
16. Closing of the Meeting.

**Item 2 - Proposal for Election of Chairman of the Meeting**
The Nomination Committee proposes that Gustaf Douglas, Chairman of the Board, is elected Chairman of the Annual General Meeting.

**Item 9(b-c) – Proposal for Dividend**
The Board of Directors proposes a dividend of SEK 3.25 per share be declared.

As record date for the dividend, the Board of Directors proposes Wednesday 2 May 2007. If the Annual General Meeting resolves in accordance with the proposal, the dividend is expected to be distributed by VPC AB on Wednesday 7 May 2007.

**Items 10-12 – Proposal for Election of the Board of Directors and Resolution regarding Fees**
The Nomination Committee, elected by the Annual General Meeting 2006 consisting of Melker Schörling (Melker Schörling AB), Chairman, Gustaf Douglas (Investment AB Latour och SäkI), Staffan Grefbäck (Alecta) and Marianne Nilsson (Swedbank Robur), proposes that the Meeting resolves as follows:

- The number of board members shall be eight. No deputy members shall be elected.
- Re-election of the board members Carl Douglas, Gustaf Douglas, Per-Olof Eriksson, Lotta Lundén, Johan Molin, Sven-Christer Nilsson, Melker Schörling and Carl-Henric Svanberg.
- Re-election of Gustaf Douglas as Chairman of the Board and re-election of Melker Schörling and Carl-Henric Svanberg as deputy chairmen.
- Fees to the Board of Directors shall amount to a total of SEK 3,250,000 (remuneration for committee work not included) to be distributed among the members as follows; SEK 750,000 to the Chairman, SEK 550,000 to each of the deputy chairmen and SEK 350,000 to each of the other board members who are not employed by the company. In addition, remuneration shall be paid to the Chairman of the Audit Committee by SEK 200,000, the Chairman of the Remuneration Committee by SEK

100,000, member of the Audit Committee by SEK 100,000 and member of the Remuneration Committee by SEK 50,000.

Information about all the proposed members of the Board of Directors of ASSA ABLOY AB and reports on the work of the Board of Directors and the Nomination Committee are available on the company's website www.assaabloy.com.

**Item 13 – Nomination Committee**
Investment AB Latour and SäkI, Melker Schörling AB, Alecta, Swedbank Robur and SEB fonder, shareholders totally representing approximately 48 per cent of the number of votes of all shares in the company have informed the company that they will recommend the Annual General Meeting to resolve in the main as follows:

- The Nomination Committee shall consist of four members, who, up to and including the Annual General Meeting 2008, shall be Melker Schörling (Melker Schörling AB), Gustaf Douglas (Investment AB Latour and SäkI), Marianne Nilsson (Swedbank Robur) and Björn Lind (SEB fonder). Melker Schörling shall be appointed Chairman of the Nomination Committee.

- If a shareholder represented by a member of the Nomination Committee no longer is one of the major shareholders of ASSA ABLOY AB, the Nomination Committee shall be entitled to nominate another representative among the major shareholders to replace such a member. The same shall apply if a member of the Nomination Committee no longer is employed by such a shareholder or for any other reason should leave the Nomination Committee before the Annual General Meeting 2008.

- The Nomination Committee shall, before the Annual General Meeting 2008, prepare and submit proposals for:
  - election of Chairman of the Annual General Meeting,
  - election of chairman, deputy chairman and other members of the Board of Directors,
  - fees to the Board of Directors including distribution of fees among the chairman, deputy chairmen and other Board members and also remuneration for committee work, and
  - nomination committee in respect of the Annual General Meeting.

**Item 14 – Determination of Guidelines for Remuneration to the Management**
The Board of Directors proposes that the Annual General Meeting resolves upon guidelines for remuneration to the management principally entailing that salaries and other terms of remuneration of the management shall be in accordance with market conditions. Apart from a fixed salary, the management may receive a variable remuneration based on the outcome in proportion to the targeted results (and in some cases other key ratios) in the individual area of responsibility (group or division). The variable remuneration of the CEO shall not exceed three-fourths of the basic salary. For other members of the management the variable remuneration shall not exceed 70 per cent of the basic salary. The pension plans of the management shall be principally fee-based.

Upon notice of termination of the CEO, the company's remuneration obligation shall correspond to maximum 24 months' salary and other benefits. Upon notice of any of the other members of the management, the remuneration of the company shall correspond to maximum 18 months' salary and other benefits.

The Board of Directors shall be entitled to deviate from the guidelines if, in an individual case, there are particular grounds for such deviation.

**Item 15 – Resolution on a Directed Issue of Convertible Bonds and Approval of an Incentive Program for Employees**

The Board of Directors proposes that the Annual General Meeting resolves on an issue of convertible bonds pursuant to section 1 below and further approves the measures described under section 2 for the implementation of a global incentive program for employees in the ASSA ABLOY Group. The proposal of the Board of Directors has been prepared in the Remuneration Committee and has been discussed with the major shareholders in the company.

1. Issue of Convertible Bonds

The Board of Directors of ASSA ABLOY AB recommends the Annual General Meeting to resolve;

that the company shall issue convertible bonds in four series, each with a maximum nominal value of EUR 25,000,000, in series 2007/2012:1, 2007/2012:2, 2007/2012:3 and 2007/2012:4;

that the subscription price for each convertible bond shall be equal to its nominal value;

that the convertible bonds shall rank *pari passu*, and without any preference among themselves, with other un-subordinated and unsecured obligations of the company;

that with disregard of the shareholders' right of priority, the right to subscribe for all four (4) convertible bonds shall be granted to a company founded for this purpose ("InvestCo") and a Fond Commun de Placement d'Entreprise, ("FCPE"), alternatively Société Générale, on behalf of FCPE;

that subscription can be made for all series of convertible bonds only, or for equal parts thereof, as *one* unit;

that subscription and payment for the convertible bonds shall be made on 30 June 2007 at the latest;

that on oversubscription, FCPE shall not be entitled to an allotment exceeding a total of EUR 5,000,000;

that the convertible bonds shall carry an annual interest rate equivalent to 90% of "3 months' EURIBOR plus 0.35 per cent";

that the interest shall be due for payment quarterly as specified in " TERMS AND CONDITIONS FOR ASSA ABLOY AB'S CONVERTIBLE BONDS SERIES 2007/2012:1-4";

that the convertible bonds shall become due for redemption on the date occuring five years from the date of subscription and payment for the convertible bonds to the extent that conversion has not occurred before then;

that the convertible bonds may be converted into new shares of series B in ASSA ABLOY AB at the earliest 45 days prior to the date when the convertible bonds are due for redemption and at the latest 14 days prior to the date when the convertible bonds are due for redemption;

that the rate at which conversion may be made shall correspond to an amount totalling the following percentage of the average of the latest quoted transaction price on the Stockholm Stock Exchange for shares of series B in ASSA ABLOY AB during five banking days prior to the date of subscription and payment for the convertible bonds (the "Measure Period"):

- 110 per cent for convertible bonds of series 2007/2012:1,
- 125 per cent for convertible bonds of series 2007/2012:2,
- 140 per cent for convertible bonds of series 2007/2012:3,
- 155 per cent for convertible bonds of series 2007/2012:4;

in the absence of a price quotation for any of the days in question, the purchase price quoted as the final rate shall be applied. A day when there is neither a buying rate nor a purchase rate available shall not be included in the calculation. The calculated conversion rate shall be rounded to the nearest whole number of Swedish ören, it being understood that a half öre shall be rounded downwards, and thereafter be recalculated into EUR applying the exchange fixing rate SEK/EUR quoted by the Swedish commercial banks on the date of subscription and payment for the convertible bonds, to the extent such recalculation can be performed without the conversion rate being less than the quota value of a share in ASSA ABLOY AB. The conversion rate thus calculated in EUR shall be rounded to the nearest whole number of 10 cents, it being understood that five cents shall be rounded downwards;

<u>that</u> a share obtained due to conversion shall entitle to profit distribution for the first time on the record day for distribution occurring next after the execution of the conversion;

<u>that</u> the share capital on conversion can as a maximum be increased by an amount corresponding to SEK 10,000,000, it being understood that should such amount, at the application of the above mentioned calculation principles and current stock exchange and exchange rates at subscription and payment of the convertible bonds, be exceeded, the measure rate shall be increased so that the share capital increase on conversion will not exceed the amount indicated; and

<u>that</u> in all other respects, the terms and conditions set out in "TERMS AND CONDITIONS FOR ASSA ABLOY AB's CONVERTIBLE BONDS - SERIES 2007/2012:1-4" shall apply.

The Board of Directors, or a person authorised by the Board of Directors, shall be entitled to make the minor adjustments of the resolution passed by the General Meeting regarding the issue of convertible bonds that may be necessary in connection with the registration of the bonds with the Swedish Companies Registration Office and VPC AB.

The reason for disregarding the shareholders' rights of priority is that ASSA ABLOY AB wishes to introduce a global incentive program for employees in the group, thereby offering the employees the opportunity to take part in an increase in value of the ASSA ABLOY share. This is expected to increase the interest of the employees in the profitability and the share price development of ASSA ABLOY AB and to stimulate a continued company loyalty over the forthcoming years.

ASSA ABLOY AB has previously on three occasions, as a part of three global incentive programs for employees in the group with a structure equivalent to the one now proposed, issued eight convertible bonds, each with a nominal value of EUR 25,000,000, in series 2001/2006:1-4 and in series 2004/2009:1-4, and four convertible bonds, each with a nominal value of EUR 9,600,000, in series 2006/2011:1-4. The convertible bonds in series 2001/2006:1-4 have been repaid.

The increase of ASSA ABLOY AB's share capital will at full subscription and conversion of the convertible bonds, respectively, based on a share price of the company of SEK 155, a SEK/EUR rate of 9.40 and a conversion rate established according to what is stated above, amount to approximately SEK 4,650,000, which, at full conversion of outstanding convertible bonds issued in 2004 and 2006, corresponds to a dilution of approximately 1.2 per cent of the share capital and approximately 0.8 per cent of the total number of votes. Together with the outstanding convertible bonds the total dilution will be approximately 3.9 per cent of the share capital and approximately 2.7 per cent of the total number of votes. A full conversion would result in the key ratio per share (exclusive of restructuring costs) being changed from SEK 7.99 to SEK 7.94.

2. The Incentive Program

The incentive program shall be implemented mainly in accordance with what is stated below.

Employees in the Group shall be offered the opportunity to acquire shares ("Shares") in InvestCo, a Special Purpose Vehicle established for the intended purpose. For practical and legal reasons, the acquisition of such Shares in InvestCo by employees in some countries will be made indirectly through subsidiaries or legal entities established for this particular purpose. FCPE is such a legal entity that may be established for the benefit of the employees in France. The offer is expected to comprise approximately 28,000 of the Group's employees in 17 countries.

The allotment of the number of Shares in InvestCo shall be determined by the Board of Directors of ASSA ABLOY AB in accordance with the following guidelines:

a) A right to acquire the Shares shall, subject to the information below and any adjustments required pursuant to local legal and regulatory requirements, be granted all current and permanent employees in the ASSA ABLOY Group of Companies at the end of the subscription period (for the Shares in InvestCo), provided that a notice of termination of employment has not been given on or prior to such a date, and to such persons who at this time have signed employment contracts for permanent positions with companies in the ASSA ABLOY Group. Due to local legislation, acquisition of the Shares in some countries may take place through Société Générale for direct transfer to employees in these countries. With regard to certain countries other than Sweden, such right is subject to the legality of such transfer and, where in the opinion of the Board of Directors such transfer may be made within reasonable administrative and economic effort. This would mean that employees in certain countries may not be entitled to participate in the incentive program.

b) Société Générale (or a company in the ASSA ABLOY Group) shall also be entitled to acquire Shares, however, to an investment amount of maximum EUR 500,000, to be further transferred before 31 December 2008 to new employees in the ASSA ABLOY Group, pursuant to the allotment principles.

c) Subscription will take place in different predetermined tranches. Each employee wishing to acquire Shares will be guaranteed allotment of 1 Share. All employees shall have the same right to purchase Shares, however, no employee shall have the right to acquire Shares equal to an amount exceeding 50% of his/her estimated fixed annual salary. Where there is an oversubscription and a demand for a number of Shares which exceeds the actual number of Shares in InvestCo, allotment shall take place by a proportional reduction of the number of oversubscribed Shares in proportion to the number of Shares each employee wishes to acquire, the guaranteed minimum allotment excepted.

d) Board members of ASSA ABLOY AB, who are not employed in the ASSA ABLOY Group, shall not be entitled to acquire Shares in InvestCo or otherwise participate in the incentive program.

The sale of Shares is expected to take place during the period from 21 to 31 May 2007 and at all events before the end of June 2007.

The purchase price for the acquired Shares shall correspond to the Shares' fair market value during the Measure Period, which value is expected to correspond to the net worth of the Shares.

The valuation of the Shares shall be performed by Société Générale as an independent valuation institute. The valuation of the Shares will be performed in accordance with standard methodologies including the application of Black & Scholes, adjusted to take into consideration certain specific terms for this incentive program.

InvestCo will issue different series of shares. For practical and legal reasons, ASSA ABLOY AB will hold shares in InvestCo of a series of shares that in principle will not entitle ASSA ABLOY AB to any voting right or any right to profit from the value development in InvestCo. The Shares acquired by the employees and in accordance with the hedge arrangement as described below, will be of a series that will provide an entitlement to a voting right as well as profit from the value development in InvestCo. ASSA ABLOY AB's share holding is expected not to exceed more than 10 per cent of the share capital of InvestCo. The employees' acquisition of Shares is expected to correspond to approximately 70 per cent of the Shares while the indirect holding through the hedge arrangement is expected to correspond to approximately 30 percent of the Shares. The Shares will at transfer be subject to a right of first refusal at arm's length terms for ASSA ABLOY AB.

InvestCo intends to finance its subscription for the convertible bonds to an amount equal to 90 per cent of the value of the convertible bonds by raising a bank loan of maximum EUR 90,000,000 (the "Loan") and for the remaining 10 per cent by the capitalization which will take place through the employees' acquisition of Shares and the hedge arrangement described below. Consequently, InvestCo's equity will be maximum EUR 10,000,000. InvestCo intends to divest its assets (convertible bonds and/or shares) in 2012 and repay all its debts, whereupon InvestCo's remaining proceeds will be distributed among such employees who, directly or indirectly, participate in the incentive program. The accrued interest from the convertible bonds is intended to cover interest paid under the Loan together with certain administrative costs. ASSA ABLOY AB will have no controlling influence of InvestCo, neither through its shareholdings nor through its board representation.

To employees in certain countries, such as Australia, China and the United States, ASSA ABLOY AB will, via local subsidiaries or legal persons, issue different types of share related instruments, principally on the same terms and according to equivalent allotment principles as for the Shares and basically carrying the same rights and obligations as those of the Shares in InvestCo. In order to hedge any increase in value of the share related instruments, ASSA ABLOY AB intends to arrange a hedge by acquiring a number of call options corresponding to the number of issued share related instruments from Société Générale. The call options will be cash settled, i.e. not result in any delivery of Shares. Société Générale will acquire Shares in InvestCo at the same price as the employees to the extent required in order to have a cash settlement for the issued call options. In addition, ASSA ABLOY AB intends to hedge certain social security charges arising. The total hedging costs after tax are expected to amount to an insignificant amount from an ASSA ABLOY Group perspective. It is not anticipated that the costs of the program will be materially affected by a possible increase in value, as an increase in value of the share related instruments and social security contributions is intended to be secured mainly by a hedge.

3. Opinion of the Board of Directors

The Board of Directors considers the incentive program to be a reasonable proposal with regard to the persons who are entitled to subscribe, the conditions of the proposal, the size of the allotment, the existence of other share related incentive programs and other relevant factors.

82-34735

## Voting Majority

A resolution according to the proposal of the Board of Directors under item 15 must be supported by shareholders representing at least nine-tenths of both the votes cast and the shares represented at the Annual General Meeting in order to be valid.

## Additional Information

The Annual Report 2006 and the Board of Directors' statement of dividend are available at the company and on the company's website www.assaabloy.com. The complete proposals of the Board of Directors according to items 14-15 will be available at the company and on the company's website www.assaabloy.com as from 12 April 2007. Copies of the documents will also be sent to shareholders on request and be available at the Annual General Meeting.

**Welcome!**
Stockholm in March 2007
The Board of Directors
ASSA ABLOY AB

END